

January 7, 2011

Mr. Claudio Zezza
Chief Financial Officer
TIM Participações S.A.
Avenida das Américas, 3,434 – 7˚ andar
22640-102 Rio de Janeiro, RJ, Brazil

> **Re:** **TIM Participações S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Filed June 30, 2010**
> **File No. 1-14491**

Dear Mr. Zezza:

We have reviewed your response letter dated December 22, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Note 37. Reconciliation between Brazilian GAAP and US GAAP, page F-73

i. Earnings (loss) per share, page F-88

1. We note from your response to comment one from our letter dated December 3, 2010 that you intend to amend your Form 20-F to correct your earnings per share disclosure.

Note 38. Additional disclosures required by US GAAP, page F-94

h. Income and social contribution taxes, page F-104

2. We note your response to comment two from our letter dated December 3, 2010. It is still unclear to us why you believe that it was appropriate to limit your income projections to

three years in determining the recoverability of your tax loss carryforwards. It appears to us that economic uncertainty may impact the amount of projected income but not the number of years to be projected. Please explain in further detail why you believe you cannot provide forecasts beyond three years and tell us the number of years used in your analysis of the valuation allowance at previous balance sheet dates. In addition, tell us the number of years you forecast in your impairment analysis for goodwill, intangibles, and long-lived assets and the reason for any differences.

Please file all correspondence over EDGAR. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director